August 15, 2005

Via U.S. Mail and Facsimile

Mr. Nili Shah

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Item 4.02 Form 8-K
Filed: August 9, 2005
File No. 1-12147

Dear Mr. Shah:

In response to your letter dated August 9, 2005, we offer the following comments in the numbering of said letter:

Comment (1):	We note that you intend to file restated 2004 financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

Response:	Deltic Timber Corporation’s restated 2004 financial statements were filed today. We did not know precisely when we would do so at the time of our filing of Item 4.02 Form 8-K, due to allowing time for our auditors to complete their review process. We acknowledge you may have further comments on the restated financial statements.

Comment (2):

We remind you that when you file your restated For 10-K and Forms 10-Q, you should appropriately address the following:

•      an explanatory paragraph in the reissued audit opinion,

•      full compliance with APB 20, paragraphs 36 and 37,

•      fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

•      how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•      changes to internal controls over financial reporting, and

Mr. Nili Shah

United States Securities and Exchange Commission

August 15, 2005

•      anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-K.

•      include all updated certifications.

Response:	We appreciate your reminder, and believe we have covered all the required items in our restated financial statements, including the specific items you enumerated.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings.

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in its review of our filing or in response to the staff comments on our filing.

In addition to distributing this letter via U.S. mail and facsimile, it is being filed on EDGAR as a correspondence file. Should you have additional comments, please let me know.

Very truly yours,

/s/ Clefton D. Vaughan
Clefton D. Vaughan